

Yayoi Kusama (b. 1929)



Yayoi Kusama is a global cultural icon and one of the most popular artists of our time.

INVESTMENT THESIS

Price Appreciation of Similar Works
27.4%

Appraised Value
N/A

Initial Offering
$5,273,000

Similar Sales



$5.0m
$4.0m
$3.0m
$2.0m
$1.0m
$0.0m
94
99
04
09
14
19

Investment Overview

Offering Circular	sec.gov/edgar
Auction History	significant 32 years
2020 Auction Sales	significant $65,814,064
Repeat Sales	view

43% Progress

INVEST NOW

DEAL SHEET

WHY WE LIKE THIS PAINTING

- Japanese artist Yayoi Kusama's successful career spans over 6 decades, and she is currently among the top 3 most expensive living women artists.
- With a top auction record of just $7.95 million, we believe Kusama is undervalued relative to her historical importance and influence on art history. Close contemporaries – such as Andy Warhol – have sold works in excess of $100 million.
- The painting is a medium scale, rare early example (1967) of Kusama's famous Infinity Net series in a highly sought after white palette.
- Larger Infinity Net paintings from 1959 and 1960 also in a white palette account for the artist's top two auction records: *Interminable Net #4* (1959), which sold in April 2019 for $7,953,215, and *White No. 28* (1960), which sold in November 2014 for $7,109,000.
- Although there are no guarantees, similar works have appreciated at 27.4% annualized historically from 1992 to 2021.
- In recent years, Kusama has become a pop culture phenomenon due to collaborations with high caliber brands including Louis Vuitton and Veuve Clicquot, as well as her mainstream Infinity Rooms.

Past performance is no guarantee of future results. Repeat sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2020 Auction Sales
$65,814,064

2020 Number of Lots Sold
623

Yayoi KUSAMA

b. 1929, Japan



Yayoi Kusama (b. 1929, Japan) is a global cultural icon and one of the most popular artists of our time.

THE PAINTING

Untitled, 1967

Oil on canvas
36 × 30 in. (91.4 × 76.2 cm.)

Offering Circular: sec.gov/edgar

ANNUAL APPRECIATION OF SIMILAR WORKS[1]

27.4%

INITIAL OFFERING

$5,273,000

The Painting is a striking early example of the artist's Infinity Nets series. Kusama's early Infinity Nets have garnered the highest absolute prices and those from the 1960s, like the Painting, are especially rare and sought after. The Painting is of medium scale, and emblematic of the artist's most recognizable and longest running series, which the artist developed after her relocation to New York in 1958. Net paintings vary in size, from under ten inches in length and height to large examples that exceed nine feet in height or thirty feet in length.

Of the many colors that Kusama has used to create her meditative Net paintings, white is perhaps the most sought after, with red a close second. As of July 13, 2021, the most expensive works by the artist to be sold at auction are larger Nets than the Painting that were created between 1958 and 1960, led by *Interminable Net #4* (1959), which sold on April 1, 2019 for HK$62,433,000 ($7,953,215), followed by *White No. 28* (1960), which sold on November 12, 2014 for $7,109,000, and a red net entitled *No. Red B* (1960), which sold for HK$54,520,000 ($7,033,080) on October 4, 2015. The Painting itself has been sold previously at auction, on May 13, 2015 for $3,077,000, well over the auction estimate of $2,000,000 to $3,000,000. The early year, color, size and execution of the Painting make it a particularly commercial and desirable work by the artist.

Kusama was born in Matsumoto, Japan and began to create art at an early age as a way to engage with her mental illness. Since the 1950s, Kusama has worked actively in various media, including performance, painting, sculpture and immersive installations.

When Kusama moved to New York around 1957, the artist began to focus on abstraction and soon, her "Infinity Nets" series developed and garnered recognition. In 1960, Kusama's work was introduced on the European stage at an international contemporary art exhibition on monochrome painting at the Städtisches Museum in Germany, alongside the works of Mark Rothko, Yves Klein, Lucio Fontana, and Günther Uecker. Kusama also exhibited frequently alongside Minimalist and Pop artists, including Donald Judd, Andy Warhol, and Dan Flavin. Notably, the artist was included in the "1961 Whitney Annual" at the Whitney Museum of American Art in New York and the XXXIII Venice Biennale in 1966. As of July 13, 2021, Kusama continues her studio practice and is represented by a number of major galleries, including David Zwirner Gallery, Victoria Miro Gallery, and Gagosian Gallery.

Yayoi Kusama's works are included in important permanent collections, such as the Museum of Modern Art in New York, the Broad Museum in Los Angeles, the Hirshhorn Museum in Washington, D.C., the Tate Modern in London, as well as the artist's eponymous museum in Tokyo, and many more. As of July 13, 2021, Kusama's auction records are led by *Interminable Net #4* (1959), which sold on April 1, 2019 for HK$62,433,000 ($7,953,215), *White No. 28* (1960), which sold on November 12, 2014 for $7,109,000 and *No. Red B* (1960), which sold on October 4, 2015 for HK$54,520,000 ($7,033,080).

AUCTION RESULTS FOR SIMILAR WORKS[2]


$6.0M
$4.5M
$3.0M
$1.5M
1991
1994
1996
1998
2000
2003
2005
2007
2010
2012
2014
2016
2019
2021





The Painting itself sold previously at auction on May 13, 2015 for $3,077,000, well over the auction estimate of $2,000,000 to $3,000,000. The early year, color, size and execution of the Painting make it a particularly commercial and desirable work by the artist.





As of July 13, 2021, Kusama's auction records are led by *Interminable Net #4* (1959), which sold on April 1, 2019 for HK$62,433,000 ($7,953,215), *White No. 28* (1960), which sold on November 12, 2014 for $7,109,000 and *No. Red b* (1960), which sold on October 4, 2015 for HK$54,520,000 ($7,033,080).

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The table and chart capture the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Yayoi Kusama with the following criteria: red or white dot loop Infinity Nets on canvas created between 1960 and 1969, that measure between 20 inches by 20 inches and 48 inches by 48 inches. This comparative set excludes the sales of the following works that did not feature similar smaller loops and intricate handling visible in the Painting: *No. O.A.* (1960), which sold on November 11, 2015 for $1,025,000 and *NO. 3. F* (1960), which sold on July 1, 2008 for £181,250 ($361,321). Where the buyer's premium was unavailable due to incomplete data, the prevailing buyer's premium at the time of sale was applied. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Although the paintings in the comparables set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of comparable transactions have increased at an estimated 27.4% CAGR implied from selected sales occurring from October 9, 1992 to May 12, 2021.

The information contained on the Masterworks.io web site has been prepared by Masterworks without reference to any particular user's investment requirements or financial situation. Potential investors are encouraged to consult with professional tax, legal, and financial advisors before making any investment into a Masterworks offering. All investments involve risk, including the risk of the loss of all of your invested capital. Please consider carefully the investment objectives, risks, transaction costs, and other expenses related to an investment prior to deciding to invest. Diversification and asset allocation do not ensure profit or guarantee against loss. Investment decisions should be based on an individual's own goals, time horizon, and tolerance for risk.

YOU MUST CAREFULLY REVIEW THE RELEVANT MASTERWORKS OFFERING CIRCULAR AND OFFERING STATEMENT BEFORE DECIDING TO INVEST.

Investment overviews on the Masterworks.io website contain summaries of the purpose and the principal business terms of the investment opportunities. Such summaries are intended for informational purposes only and do not purport to be complete, and each is qualified in its entirety by reference to the more detailed discussions contained in the respective Offering Circular filed with SEC or other offering materials relating to such investment opportunity.

An indication of interest involves no obligation or commitment of any kind by either party. By using this website, you accept the Masterworks.io Terms of Use and Privacy Policy. Any person interested in investing in any Masterworks offering should review our disclosures and the most recent publicly filed offering statement relating to that offering, a copy of which will be available on this website (www.masterworks.io), or as available on the SEC'S EDGAR web site.

Masterworks is not registered, licensed, or supervised as a broker dealer or investment adviser by the SEC, the Financial Industry Regulatory Authority (FINRA), or any other financial regulatory authority or licensed to provide any financial advice or services. Certain equity owners of Masterworks operate in their capacity as a "principal" to Masterworks platform transactions pursuant to SEC Rule 3a4-1.

Masterworks does not offer refunds after an investment has been made. Please review the relevant offering materials and subscription documentation for more information.

Masterworks.io, LLC is located at 497 Broome St, Suite 1, New York, NY 10013.

Certain Masterworks associated persons may solicit on behalf of Masterworks offerings in their capacities as registered representatives of Independent Brokerage Solutions LLC MEMBER: FINRA / SIPC. Masterworks.io and its affiliates are independent and unaffiliated with Independent Brokerage Solutions LLC. To check the background of Independent Brokerage Solutions LLC and its representative, visit FINRA's BrokerCheck. Please see Form CRS.

Independent Brokerage Solutions LLC is located at 485 Madison Ave, 15th Floor, New York, NY 10022.

This website contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "should," "potential," "intend," "expect," "outlook," "seek," "anticipate," "estimate," "approximately," "believe," "could," "project," "predict," or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain and actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. You are cautioned not to place undue reliance on any of these forward-looking statements.